UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 11-K

____________________

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2020

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______ to _______

Commission file number 001-36573

______________________

A.	Full title of the plan and address of the plan, if different from that of the issuer name below:

East Boston Savings Bank 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meridian Bancorp, Inc.

67 Prospect Street

Peabody, Massachusetts 01960

East Boston Savings Bank 401(k) Plan

*  Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Board of Directors, Plan Participants, and Plan Administrator of the East Boston Savings Bank 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of East Boston Savings Bank 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2013.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

June 23, 2021

East Boston Savings Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019
Assets:
Investments at fair value	$70,481,641	$60,964,588
Notes receivable from participants	1,166,582	1,369,258
Net assets available for benefits	$71,648,223	$62,333,846

See accompanying notes to financial statements.

East Boston Savings Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2020 and 2019

	2020	2019
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$4,998,615	$9,632,089
Dividends and interest on investments	3,146,109	2,518,004
Total investment income	8,144,724	12,150,093
Interest income on notes receivable from participants	71,759	76,270
Contributions:
Employer	2,368,838	2,337,781
Participants	2,891,783	2,868,575
Rollovers	209,559	369,782
Total contributions	5,470,180	5,576,138
Total additions	13,686,663	17,802,501
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	4,349,623	2,684,574
Administrative expenses	22,663	23,408
Total deductions	4,372,286	2,707,982
Net increase	9,314,377	15,094,519
Net assets available for benefits:
Beginning of the year	62,333,846	47,239,327
End of the year	$71,648,223	$62,333,846

See accompanying notes to financial statements.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2020 and 2019

1.	DESCRIPTION OF THE PLAN

The following description of the East Boston Savings Bank 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement, and related amendments, for more complete information.

General

The purpose of the Plan is to enable participating employees of the East Boston Savings Bank (the “Bank”), a subsidiary of Meridian Bancorp, Inc., to accumulate capital for their future economic security.  The Plan enables participants to supplement their retirement income by accumulating an individual account balance during their years of employment with the Bank.

The Plan is a defined contribution plan covering substantially all employees of the Bank.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

All assets acquired under this Plan as a result of participant and Bank contributions, income and other additions will be administered, distributed, forfeited and otherwise governed by the provisions of this Plan.  The Plan is administered by the Bank for the exclusive benefit of participants in the Plan and their beneficiaries.

Eligibility

Each employee who has completed at least 3 months of service with the Bank and is 18 years of age or older is eligible to make salary deferrals into the Plan.  Once an employee has completed 6 months of service, they are eligible to receive the Bank matching and safe harbor profit sharing contributions.

Contributions

Each year, participants may contribute up to 75% of their annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation which will increase 1% annually until it reaches a maximum of 8% of eligible compensation and the contributions are invested in a designated balanced fund until changed by the participant. The Bank contributes 50% of the first 8% of base compensation that a participant contributes to the Plan.  Additionally, the Bank makes safe harbor nonelective profit sharing contributions in an amount equal to 3% of eligible compensation.  During the years ended December 31, 2020 and 2019 the Bank made profit sharing contributions of approximately $1,197,000 and $1,170,000, respectively, to the Plan. Contributions are subject to certain IRS limitations.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

Vesting

Participants are vested immediately in their contributions and Bank contributions plus actual earnings thereon.

Forfeitures

There are no Plan forfeitures since a participants account is 100% vested at all times.

Investment Options

Upon enrollment in the Plan, a participant may direct the manner in which their salary deferral, rollover and Bank matching and profit sharing contributions will be invested.  Such investment directives may be changed in accordance with the procedures established by the Bank.  A participant may currently choose from the various mutual funds and money market accounts offered through Fidelity Investments, Meridian Bancorp, Inc. common stock and other investments as allowed by the Bank.

Notes Receivable from Participants

Loans to participants are made in accordance with provisions in the Plan.  Each loan shall be fully secured by 100% of the participant’s vested interest in the Plan and shall be limited to 50% of the participant’s vested interest in the Plan.  Loans shall be in an amount not less than $1,000 or greater than $50,000.  Each loan shall bear an adequate rate of interest as determined by the Bank and will generally be required to be repaid through regular payroll deductions within five (5) years of the date it is made, unless such loan is used to acquire a principal residence of the participant in which case the term is extended.  A participant is not allowed to have more than one loan outstanding at any time.

Pursuant to the CARES Act, Plan participants could request a delay of note repayments for repayments that occurred between March 27, 2020 and December 31, 2020 for one year. The participant’s note was re-amortized and included any interest accrued during the period of delay. The ability to request a delay in note repayments under the CARES Act ceased as of December 31, 2020.

Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, annual installments, or other forms of distribution as allowed by the plan. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) that was signed into law on March 27, 2020, participants who were currently receiving required minimum distributions were offered the option to waive their 2020 distribution and participants who were due to receive the first required distribution in 2020 had their distribution automatically waived. The ability to request special waivers with respect to required minimum distributions under the CARES Act ceased as of December 31, 2020.

Additionally, the CARES Act permitted Plan participants to request up to $100,000 in coronavirus-related distributions, with repayment terms of up to three years. The ability to request coronavirus-related distributions under the CARES Act ceased as of December 31, 2020.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will remain 100% vested in their accounts.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, and custodians. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Substantially all administrative costs of the Plan were paid by the Bank for the years ended December 31, 2020 and 2019, except for loan origination and annual loan maintenance fees which are paid by the participants that have participant loans and administrative fees charged to accounts of non-active employees. Investment-related expenses are included in net appreciation of investments.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to Disclosure Requirements for Fair Value Measurement which modifies disclosure requirements on fair value measurements. This guidance was adopted beginning January 1, 2020.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities.  Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.  The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2020 and 2019.

Mutual funds and money market funds: valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Meridian Bancorp, Inc. common stock is valued at the closing price reported on the NASDAQGS on the last business day of the Plan year.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

Investments at Fair Value on a Recurring Basis

The following tables summarize the valuation of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2020 and 2019:

	December 31, 2020
	Level 1	Level 2	Level 3	Fair Value
Mutual funds	$59,653,791	$—	$—	$59,653,791
Common stock	6,885,119	—	—	6,885,119
Money market fund	3,942,731	—	—	3,942,731
Total investments	$70,481,641	$—	$—	$70,481,641

	December 31, 2019
	Level 1	Level 2	Level 3	Fair Value
Mutual funds	$49,296,132	$—	$—	$49,296,132
Common stock	9,472,900	—	—	9,472,900
Money market fund	2,195,556	—	—	2,195,556
Total investments	$60,964,588	$—	$—	$60,964,588

4.	RELATED PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

Plan investments include shares of mutual funds managed by Fidelity Management Trust Company.  Fidelity Management Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Administrative expenses to originate and maintain loans and charged to accounts of participants amounted to $22,663 and $23,408 for the years ended December 31, 2020 and 2019, respectively.  Fees paid for investment management services are included as a reduction of the return earned by each mutual fund.

At December 31, 2020 and 2019, the Plan held 461,779 and 471,523 shares of the Meridian Bancorp, Inc.’s common stock with a fair value of $6,885,119 and $9,472,900 respectively.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Concluded)

5.	TAX STATUS

The Plan adopted a Fidelity prototype plan, in which the Internal Revenue Service stated in a letter dated March 31, 2014 that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has subsequently been amended since receiving the letter, however, the Bank believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Bank has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Bank believes it is no longer subject to examinations for years prior to December 31, 2017.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities which are exposed to various risks, such as interest rate, market, and credit risks. Because of the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

In March 2020. The World Health Organization classified an outbreak of the novel strain of coronavirus (COVID-19) a global pandemic, which has adversely impacted the global economy by disrupting supply chains, lowering equity market valuations, creating significant volatility and disruption in financial markets, and increasing unemployment levels. As of the date of issuance, the ultimate length and severity of this pandemic cannot be reasonably estimated. Management will continue to monitor the impact of COVID-19 on the Plan and will reflect the consequences, as appropriate, in the Plan’s financial records.

7.	SUBSEQUENT EVENTS

On April 22, 2021, Meridian Bancorp, Inc. entered into a definitive merger agreement to be acquired by Independent Bank Corp.  The merger is expected to close in the fourth quarter of 2021 subject to customary closing conditions, including customary regulatory approvals and approvals of Meridian Bancorp, Inc. and Independent Bank Corp. shareholders.  The effect of this transaction on the Plan is not certain at this time.

East Boston Savings Bank 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

E.I.N. 04-3130808 Plan Number 002

December 31, 2020

a	b		c	d	e
	Identity of issue, borrower,		Description of investment including maturity date, rate of interest,		Current
	lessor, or similar party	Shares	collateral, par or maturity value	Cost (1)	Value
	American Funds	36,270	American Funds American Mutual R5		$1,618,023
	Artisan Funds	54,362	Artisan Mid Cap Fund Investor Class		2,606,128
	Virtus Funds	39,066	Virtus Ceredex Mid-Cap Value Equity Fund		483,252
	Glenmede Funds	61,895	Glenmede Small Cap Equity Portfolio Class Advisor		1,845,076
*	Fidelity Investments	51,408	Fidelity Blue Chip Growth Fund - Class K		8,409,286
*	Fidelity Investments	1,471	Fidelity Cash Reserve Fund		1,471
*	Fidelity Investments	169,618	Fidelity Contrafund - Class K		2,847,879
*	Fidelity Investments	55,292	Fidelity Diversified International Fund - Class K		2,630,793
*	Fidelity Investments	167	Fidelity Freedom 2005 Fund - Class K		2,176
*	Fidelity Investments	63,348	Fidelity Freedom 2010 Fund - Class K		1,031,940
*	Fidelity Investments	82,721	Fidelity Freedom 2015 Fund - Class K		1,114,255
*	Fidelity Investments	170,367	Fidelity Freedom 2020 Fund - Class K		2,920,093
*	Fidelity Investments	252,868	Fidelity Freedom 2025 Fund - Class K		3,899,226
*	Fidelity Investments	287,469	Fidelity Freedom 2030 Fund - Class K		5,536,654
*	Fidelity Investments	141,291	Fidelity Freedom 2035 Fund - Class K		2,338,371
*	Fidelity Investments	173,618	Fidelity Freedom 2040 Fund - Class K		2,040,009
*	Fidelity Investments	141,579	Fidelity Freedom 2045 Fund - Class K		1,901,400
*	Fidelity Investments	208,832	Fidelity Freedom 2050 Fund - Class K		2,827,579
*	Fidelity Investments	102,807	Fidelity Freedom 2055 Fund - Class K		1,599,674
*	Fidelity Investments	34,336	Fidelity Freedom 2060 Fund - Class K		483,110
*	Fidelity Investments	1,860	Fidelity Freedom 2065 Fund - Class K		23,069
*	Fidelity Investments	35,441	Fidelity Freedom Income Fund - Class K		432,027
*	Fidelity Investments	119,284	Fidelity Limited Term Government Fund		1,227,431
*	Fidelity Investments	30,278	Fidelity Low-Priced Stock Fund - Class K		1,470,586
*	Fidelity Investments	16,197	Fidelity Real Estate Investment Portfolio		638,630
*	Fidelity Investments	3,942,731	Fidelity Money Market Trust Retirement Money Market Portfolio		3,942,731
*	Fidelity Investments	248,254	Fidelity U.S. Bond Index Fund - Institutional Class		3,090,762
*	Fidelity Investments	42,087	Fidelity 500 Index Fund		5,478,421
*	Fidelity Investments	16,581	Fidelity International Index		756,269
*	Fidelity Investments	4,794	Fidelity Extended Market Index		400,201
*	Meridian Bancorp, Inc.	461,779	Meridian Bancorp, Inc. Common Stock		6,885,119
*	Notes receivable from participants		Interest rates of 4.25% - 6.50%		1,166,582
				Total assets	$71,648,223

There were no investment assets which were both acquired and disposed of during the Plan year.

(1) Cost information is not required for participant directed investments.

* Represents a party-in-interest.

See report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAST BOSTON SAVINGS BANK 401(k) PLAN (Name of Plan)

Date: June 23, 2021	By:	/s/ Kenneth R. Fisher
Kenneth R. Fisher Executive Vice President, Treasurer and Chief Financial Officer of Meridian Bancorp, Inc.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm